

Cecily Brown (b. 1969)



Cecily Brown is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application.

WATCH VIDEO

Price Appreciation of Similar Works[2]

22.0%

Initial Offering Price

$4,299,000

Similar Sales



$5.0m
$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
11
13
15
17
19
21
23

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	moderate 22 years
2021 Auction Sales	moderate $35,490,046
Repeat Sales	view

81% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING


Cecily Brown
02:26

- The Painting is an energetic example of Cecily Brown's gestural abstract style, which she shifted toward in the early 2000s, and is best known for today.
- The Painting belongs to a series of works inspired by 19th century Victorian fairy painting, which drew inspiration from literary influences including Shakespeare's "A Midsummer Night's Dream."
- The Painting takes its title and inspiration from "The Fairy Feller's Master-Stroke," the 19th century masterpiece created by English artist Richard Dadd, placing the work firmly within the art historical canon.
- Large abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records, including: "There'll Be Bluebirds" (2019) which sold for $4,818,735 in October 2021, and "When Time Ran Out" (2016) which sold for $4,224,975 in March 2022.
- Brown's top auction record is currently held by an earlier work - "Suddenly Last Summer" (1999). The prices achieved by this work at auction reflect Brown's rising market broadly, having first sold in May 2009 for $662,500, and again in May 2010 for $1,082,500, before setting Brown's current auction record of $6,776,200 in May 2018.

*Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision. *



2021 Auction Sales	2021 Number of Lots Sold
$35,490,046	32

CECILY

BROWN

b. 1969, UNITED KINGDOM



$4,299,000

INITIAL OFFERING

22.0%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on linen | 70 × 66 in. (178 × 168 cm.)

Cecily Brown is one of the most important contemporary painters living today, well known for combining abstraction with figuration

The Painting is an energetic example of Cecily Brown's gestural works, which underwent a stylistic shift in the early 2000s, when her characteristically figurative, semi-abstract imagery gave way to many near complete abstract compositions. Executed in 2019, the Painting belongs to a series of works inspired by Victorian fairy painting, a brief but popular 19th century artistic genre, which drew on myths, legends and literary sources, principally William Shakespeare's "A Midsummer Night's Dream." The Painting takes its title from the 19th century masterpiece "The Fairy Feller's Master-Stroke," created by English artist Richard Dadd between 1855 and 1864, which depicts Shakespearean figures alongside characters from Dadd's imagination. Brown abstracts Dadd's woodland fairies, originally executed in a meticulous and miniature scale, to create a large, vibrant composition with animated brushwork and subtle allusions to a lush landscape populated with nymph-like faces. As of May 20, 2022, largely abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records: "There'll Be Bluebirds" (2019), sold for $4,818,735 (£ 3,502,500) at Christie's, London on October 15, 2021, and "When Time Ran Out" (2016), which sold in the same auction season as the Painting for $4,224,975 (£ 3,168,500) at Phillips, London on March 3, 2022. These paintings currently account for the artist's ninth and tenth auction records, respectively. The Painting's year, size, historical and pop cultural references, and execution make it a commercial and desirable work by Cecily Brown.

Cecily Brown presents a distinctly female point of view, while drawing on a rich art historical tradition of both abstraction and figurative painting, and has been profiled alongside her work by Vogue and Vanity Fair. Brown has received substantial critical attention for her bold, assertive canvases, typically stemming from the controversial and often overtly sexual subject matter she depicts. In addition to numerous solo shows, her work is held by some of the world's most important cultural institutions worldwide, including the Solomon R. Guggenheim Museum and the Museum of Modern Art in New York, the Broad in Los Angeles, and the Tate Modern in London, among others. Brown has also had three major solo survey shows: at the Hirshhorn Museum and Sculpture Center in Washington, DC from 2002 to 2003, at the Louisiana Museum in Denmark from 2018 to 2019, and at Blenheim Palace in Oxfordshire, England from 2020 to 2021. Since 2017, Brown's secondary market has steadily increased, reaching an all-time high in 2021, with total turnover exceeding $35 million, including buyers premium. As of May 20, 2022, the artist's top auction record is held by "Suddenly Last Summer" (1999), which sold for $6,776,200 at Sotheby's, New York on May 18, 2018, after having previously been sold for $1,082,500 at Sotheby's New York on May 12, 2010, and before that for $662,500 at Phillips New York on May 14, 2009. Brown's top auction record is followed by "Spree" (1999), which sold for $6,583,500 at Sotheby's, New York on November 18, 2021, and "Bend Sinister" (2002), which sold for $6,353,700 at Sotheby's, New York on November 18, 2021.

AS OF MAY 20, 2022, THE ARTIST'S TOP AUCTION RECORD IS HELD BY *SUDDENLY LAST SUMMER* (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S, NEW YORK ON MAY 18, 2018, FOLLOWED BY *SPREE* (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021, AND *BEND SINISTER* (2002), WHICH SOLD FOR $6,353,700 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
$2.5M
$1.3M
2011
2012
2013
2014
2015
2016
2017
2018
2018
2019
2020
2021
2022

Cecily Brown (b. 1969, Britain) is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application. In 1993, the year after Brown received her BFA from the Slade School of Art in London, she moved to New York City to distance herself from the dominant artistic movement in London, the YBAs or Young British Artists, which focused on unconventional materials and concept driven work. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, she became the first painter to show at his gallery when her first major solo exhibition, "Spectacle," was held at Deitch Projects. Two years later, Brown signed with global mega-dealer Gagosian Gallery. Brown chose to part with Gagosian in 2015, and she is now represented by Thomas Dane in London and Paula Cooper Gallery in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Cecily Brown with the following criteria: single canvas paintings executed between 2010 and 2020 that measure 50 inches by 50 inches to 100 inches by 100 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. Any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 22.0% CAGR implied from selected sales occurring from September 22, 2011 to March 3, 2022.

The information contained on the Masterworks.io web site has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks.io website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with SEC or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks.io Terms of Use and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.io), or as available on the SEC'S EDGAR web site.

Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services. Certain equity owners of Masterworks operate in their capacity as a "principal" to Masterworks platform transactions pursuant to SEC Rule 3a4-1.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

Masterworks.io, LLC is located at 225 Liberty Street, 29th Floor, New York NY, 10281.

Certain Masterworks associated persons solicit in connection with Masterworks offerings in their capacities as registered representatives of Independent Brokerage Solutions LLC ("IndieBrokers") or Arete Wealth Management, LLC ("Arete"), or in their capacity as a "principal" to the transaction pursuant to SEC Rule 3a4-1. Each of IndieBrokers and Arete is a registered broker dealer, a member of FINRA and a member of SIPC. Masterworks.io and its affiliates are independent and unaffiliated with IndieBrokers and Arete. To check the background of IndieBrokers and Arete and their respective representatives, visit FINRA's BrokerCheck. IndieBrokers is located at 485 Madison Ave, 15th Floor, New York, NY 10022 and Arete is located at 1115 W Fulton Market, 3rd Floor, Chicago, IL 60607. Investors solicited through a representative of IndieBrokers will find a brief summary of their relationship with IndieBrokers on the IndieBrokers Form CRS and investors solicited through a representative on Arete will find a brief summary of their relationship with Arete on the Arete Form CRS.

This website contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.